Exhibit 99.2

Media Release

Planegg/Munich, Germany, July 3, 2019

MorphoSys’s Licensing Partner GSK Initiates Phase 3 Clinical

Program With Otilimab (MOR103/GSK3196165) in Rheumatoid

Arthritis; MorphoSys Updates its Financial Guidance for 2019

MorphoSys AG (FSE: MOR; Prime Standard Segment, MDAX & TecDAX; NASDAQ: MOR) today announced that its licensing partner GSK reported in a press release earlier today the start of a phase 3 clinical development program with otilimab (formerly MOR103/GSK3196165) in rheumatoid arthritis (RA). Further information can be found in the press release issued by GSK on July 3rd, 2019.

Dosing of the first patient triggers a milestone payment of €22 million to MorphoSys.

In connection with the milestone payment, MorphoSys increases its financial guidance. For the year 2019, MorphoSys now expects revenues in the range €65-72 million (up from previously €43-50 million), and earnings before interest and taxes (EBIT) of €-105 to -115 million (from previously €-127 to -137 million). All other guidance figures remain unchanged.

Otilimab is an investigational human monoclonal antibody directed against GM-CSF (granulocyte-macrophage colony-stimulating factor) that was outlicensed to GSK in 2013. The antibody was generated by MorphoSys using its proprietary HuCAL® technology.

“We are delighted that our licensing partner GSK continues its development efforts with otilimab with this phase 3 development program,” said Dr. Malte Peters, Chief Development Officer of MorphoSys AG. “Rheumatoid arthritis is a chronic and debilitating autoimmune disease with a high medical need for alternative treatment options for patients suffering from moderate to severe forms of this disease.”

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’s antibody technology to receive regulatory approval. The Company’s most advanced proprietary product candidate, tafasitamab (MOR208), has been granted U.S. FDA breakthrough therapy designation for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has approximately 330 employees. More information at https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including expectations regarding the initiation of a phase 3 program with otilimab (formerly MOR103/ GSK3196165) in rheumatoid arthritis as well as the size and scope of this program and the further clinical development of the program. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’ expectations regarding the initiation of a phase 3 program with otilimab (formerly MOR103/ GSK3196165) in rheumatoid arthritis as well as the size and scope of this study and the further clinical development of the program may be false, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys’ reliance on collaborations with third parties and other risks indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the US Securities and Exchange Commission may be incorrect. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Dr. Sarah Fakih

Head of Corporate Communications & IR

Alexandra Goller

Director Corporate Communications & IR

Dr. Julia Neugebauer

Director Corporate Communications & IR

Dr. Verena Kupas

Manager Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com